Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

March 5, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AKUMIN INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA01021F1099

	CUSIP:	01021F109

2	Date Fixed for the Meeting:	May 13, 2021

3	Record Date for Notice:	April 1, 2021

4	Record Date for Voting:	April 1, 2021

5	Beneficial Ownership Determination Date:	April 1, 2021

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:

	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials	YES
directly to Non-Objecting Beneficial Owners:

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

" Rosa Garofalo "

Senior Relationship Manager

Rosa.Garofalo@tmx.com